Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON AUDIT OF QUARTERLY AND HALF YEARLY CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Consolidated Financial Results of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and half year ended September 30, 2026 (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the financial results of the subsidiaries as given in the Annexure to this report;

(ii)	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the quarter and half year ended September 30, 2026.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter and half year ended September 30, 2026 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Consolidated Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements for the three months and six months ended September 30, 2026. This responsibility includes the preparation and presentation of the Statement that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Statement by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for audit of the Consolidated Financial Results for the quarter and half year ended September 30, 2026

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results for the quarter and half year ended September 30, 2026, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the LODR Regulations to the extent applicable.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance of the Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Hyderabad	(Membership No.060408)
Date: October 23, 2026	UDIN: 26060408LKUBNV1776

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Infosys Chile SpA
9.	Infosys Arabia Limited (under liquidation)
10.	Infosys Consulting Ltda.
11.	Infosys Luxembourg S.a.r.l
12.	Infosys Public Services, Inc. USA
13.	Infosys BPM Limited
14.	Infosys (Czech Republic) Limited s.r.o.
15.	Infosys Poland Sp z.o.o
16.	Infosys McCamish Systems LLC
17.	Portland Group Pty Ltd
18.	Infosys BPO Americas LLC
19.	Infosys Consulting Holding AG
20.	Infosys Management Consulting Pty Limited
21.	Infosys Consulting AG
22.	Infosys Consulting GmbH
23.	Infosys Romania SRL
24.	Infosys Consulting SAS
25.	Infy Consulting Company Ltd.
26.	Infy Consulting B.V.
27.	Infosys Consulting S.R.L (Argentina) (formerly a majority owned and controlled subsidiary of Infosys Limited) became the majority owned and controlled subsidiary of Infosys Nova Holdings LLC with effect from January 28, 2026.
28.	Infosys Consulting (Belgium) NV
29.	Panaya Inc.
30.	Infosys Financial Services GmbH
31.	Panaya Ltd.
32.	Brilliant Basics Holdings Limited (under liquidation)
33.	Brilliant Basics Limited (under liquidation)
34.	Infosys Singapore Pte. Ltd.
35.	Infosys Middle East FZ LLC
36.	Fluido Oy
37.	Fluido Sweden AB
38.	Fluido Norway A/S
39.	Fluido Denmark A/S
40.	Fluido Slovakia s.r.o
41.	Infosys Compaz Pte. Ltd.
42.	Infosys South Africa (Pty) Ltd.
43.	HIPUS Co., Ltd.
44.	Stater N.V.
45.	Stater Nederland B.V.
46.	Stater XXL B.V.
47.	HypoCasso B.V.
48.	Simplus ANZ Pty Ltd.
49.	Simplus Australia Pty Ltd.
50.	Simplus Philippines, Inc.
51.	Infosys Fluido UK, Ltd.
52.	Infosys Fluido Ireland, Ltd.
53.	Infosys Limited Bulgaria EOOD
54.	Infosys BPM UK Limited
55.	GuideVision s.r.o
56.	GuideVision Deutschland GmbH
57.	GuideVision Suomi Oy
58.	GuideVision Magyarorszag Kft
59.	GuideVision Polska Sp. z.o.o
60.	Infosys Business Solutions LLC
61.	Infosys Germany GmbH (wholly-owned subsidiary of Infosys Singapore Pte Limited merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective from September 24, 2025)
62.	GuideVision UK Ltd, a wholly-owned subsidiary of GuideVision, s.r.o. has been liquidated effective September 01, 2026
63.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
64.	Infosys Germany Holding Gmbh
65.	Infosys Automotive and Mobility GmbH & Co. KG
66.	Stater GmbH
67.	Infosys Green Forum
68.	Infosys (Malaysia) SDN. BHD.
69.	WongDoody GmbH
70.	WongDoody (Shanghai) Co. Limited
71.	WongDoody Limited (Taipei)
72.	Infosys Public Services Canada Inc.
73.	BASE life science A/S
74.	BASE life science AG
75.	BASE life science GmbH
76.	BASE life science Ltd.
77.	BASE life science S.A.S
78.	BASE life science S.r.l.
79.	Innovisor Inc.
80.	BASE life science Inc.
81.	BASE life science S.L.
82.	Panaya Germany GmbH
83.	Infosys Norway
84.	Idunn Information Technology Private Limited
85.	InSemi Technology Services Pvt. Ltd.
86.	Elbrus Labs Private Limited
87.	Infosys Services (Thailand) Limited
88.	Infy tech SAS
89.	in-tech GmbH
90.	in-tech Automotive Engineering SL
91.	ProIT
92.	in-tech Automotive Engineering de R.L. de C.V (liquidated effective May 07, 2025)
93.	Drivetech Fahrversuch GmbH
94.	Friedrich Wagner Holding Inc (under liquidation)
95.	in-tech engineering s.r.o
96.	in-tech engineering GmbH
97.	in-tech engineering services S.R.L (merged into ProIT with effect from November 30, 2025)
98.	in-tech Group Ltd.
99.	in-tech Group India Private Limited
100.	in-tech Automotive Engineering Shenyang Co.
101.	in-tech Automotive Engineering Beijing Co., Ltd (“in-tech (Beijing) Information Technology Co.Ltd”), a wholly-owned subsidiary of In-tech Aut Engg Shenyang Co. Ltd, has been liquidated effective September 02, 2026
102.	Infosys Employees Welfare Trust
103.	Infosys Employee Benefits Trust
104.	Infosys Science Foundation
105.	Infosys Expanded Stock Ownership Trust
106.	Infosys Germany SE (formerly known as Blitz 24-893 SE)
107.	Infosys Limited SPC
108.	Infosys BPM Netherlands B.V.
109.	Infosys Energy Consulting Services LLC, a wholly-owned subsidiary of Infosys Nova Holdings LLC was incorporated on April 16, 2025.
110.	Infosys Saudi Arabia LLC, a wholly-owned subsidiary of Infosys Limited was incorporated on April 21, 2025.
111.	Infosys Australia Technology Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited was incorporated on April 23, 2025.
112.	MRE Consulting Ltd, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) with 98.21% partnership interest and Infosys Energy Consulting Services LLC (a wholly-owned subsidiary of Infosys Nova Holdings LLC) with 1.79% partnership interest on April 30, 2025.
113.	MRE Technology Services LLC (a wholly-owned subsidiary of MRE Consulting Ltd), acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) with 98.21% partnership interest and Infosys Energy Consulting Services LLC (a wholly-owned subsidiary of Infosys Nova Holdings LLC) with 1.79% partnership interest on April 30, 2025.
114.	The Missing Link Automation Pty Ltd, acquired by Infosys Australia Technology Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly-owned subsidiary of Infosys Limited) on April 30, 2025.
115.	The Missing Link Network Integration Pty Ltd, acquired by Infosys Australia Technology Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly-owned subsidiary of Infosys Limited) on April 30, 2025.
116.	The Missing Link Security Pty Ltd, acquired by Infosys Australia Technology Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly-owned subsidiary of Infosys Limited) on April 30, 2025.
117.	The Missing Link Security Ltd, (a wholly-owned subsidiary of The Missing Link Security Pty Ltd) acquired by Infosys Australia Technology Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly-owned subsidiary of Infosys Limited) on April 30, 2025.
118.	Infosys BPM Canada Inc, a wholly-owned subsidiary of Infosys BPM UK Limited was incorporated on July 28, 2025.
119.	Infosys Enterprise Business Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte Ltd was incorporated on March 19, 2026.
120.	Stratus Canada Inc, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on April 21, 2026.
121.	Stratus Global (India) Pvt Ltd, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on April 21, 2026.
122.	Stratus Global LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on April 21, 2026.
123.	Stratus Holdings International Inc., acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on April 21, 2026.
124.	Stratus Technology Services LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on April 21, 2026.
125.	New Heritage Capital Fund III-B, LP, (acquired by Infosys Nova Holdings LLC on April 21, 2026.) It was subsequently liquidated on April 22, 2026.
126.	Optimum Achieve Holdings, Inc, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
127.	Optimum Healthcare IT, LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
128.	TSC Companies, LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
129.	Optimum CAN Holdings LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
130.	Optimum Tech Services LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
131.	Optimum HIT Canada ULC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
132.	Optimum Healthcare IT Pty Ltd, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
133.	3-102-936558 Sociedad De Responsabilidad Limitada, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.

INDEPENDENT Auditor’s Report ON THE AUDIT OF QUARTERLY AND HALF YEARLY STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”) for the quarter and half year ended September 30, 2026 (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

(ii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the quarter and half year ended September 30, 2026.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and half year ended September 30, 2026 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Standalone Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements for the three months and six months ended September 30, 2026. This responsibility includes the preparation and presentation of the Standalone Financial Results for the quarter and half year ended September 30, 2026 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statements that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for audit of the Standalone Financial Results for the quarter and half year ended September 30, 2026

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Statement to express an opinion on the Statement.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Hyderabad	(Membership No.060408)
Date: October 23, 2026	UDIN: 26060408TGDFIS6791

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	49,244	48,211	44,490	97,454	86,769	178,650
Other income, net	848	984	982	1,832	2,024	4,322
Total Income	50,092	49,195	45,472	99,286	88,793	182,972
Expenses
Employee benefit expenses	25,483	25,287	23,438	50,770	46,284	95,094
Cost of technical sub-contractors	4,393	4,181	3,879	8,574	7,376	15,421
Travel expenses	691	701	539	1,392	1,055	2,097
Cost of software packages and others	4,573	4,421	4,025	8,993	7,771	15,722
Communication expenses	151	150	160	301	303	603
Consultancy and professional charges	677	603	480	1,280	943	2,090
Depreciation and amortisation expenses	1,359	1,246	1,182	2,605	2,323	4,902
Finance cost	115	119	106	235	211	416
Other expenses	1,587	1,459	1,434	3,045	2,557	5,343
Total expenses	39,029	38,167	35,243	77,195	68,823	141,688
Profit before exceptional item and tax	11,063	11,028	10,229	22,091	19,970	41,284
Exceptional item
Impact of Labour Codes	–	–	–	–	–	1,289
Profit before tax	11,063	11,028	10,229	22,091	19,970	39,995
Tax expense:
Current tax	3,398	3,356	3,178	6,754	6,232	11,767
Deferred tax	(173)	(103)	(324)	(276)	(562)	(1,246)
Profit for the period	7,838	7,775	7,375	15,613	14,300	29,474

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(177)	296	(38)	119	(108)	(288)
Equity instruments through other comprehensive income, net	(9)	60	(8)	51	27	397

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	(13)	49	–	36	6	(1)
Exchange differences on translation of foreign operations	212	(94)	862	118	1,881	3,256
Fair value changes on investments, net	(97)	60	(34)	(37)	89	(27)
Total other comprehensive income/(loss), net of tax	(84)	371	782	287	1,895	3,337

Total comprehensive income for the period	7,754	8,146	8,157	15,900	16,195	32,811

Profit attributable to:
Owners of the company	7,823	7,769	7,364	15,592	14,285	29,440
Non-controlling interests	15	6	11	21	15	34
	7,838	7,775	7,375	15,613	14,300	29,474

Total comprehensive income attributable to:
Owners of the company	7,733	8,142	8,140	15,875	16,165	32,750
Non-controlling interests	21	4	17	25	30	61
	7,754	8,146	8,157	15,900	16,195	32,811

Paid up share capital (par value 5/- each, fully paid)	2,026	2,025	2,074	2,026	2,074	2,024
Other equity *#	90,828	90,828	93,745	90,828	93,745	90,828

Earnings per equity share (par value 5/- each)**
Basic (in per share)	19.32	19.19	17.76	38.51	34.47	71.58
Diluted (in per share)	19.30	19.17	17.74	38.46	34.41	71.46

*	Balances for the quarter and half year ended September 30, 2026 and quarter ended June 30, 2026 represent balances as per the audited Balance Sheet as at March 31, 2026 and balances for the quarter and half year ended September 30, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2026, quarter ended June 30, 2026 and quarter and half year ended September 30, 2025.
#	Excludes non-controlling interest

1. Notes

a) The audited interim condensed consolidated financial statements for the quarter and half year ended September 30, 2026 have been taken on record by the Board of Directors at its meeting held on October 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 23, 2026, based on the recommendations of the Nomination and Remuneration Committee approved the grant of 9,640 Restricted Stock Units (RSUs) under the 2015 Incentive Compensation Plan ('2015 Plan') to eligible employees. The grants made under the 2015 Plan would vest equally over a period of three years. The RSUs will be granted w.e.f November 1, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter and half year ended September 30, 2026

The Board of Directors declared an interim dividend of 26/- per equity share. The record date for the payment is November 3, 2026. The interim dividend will be paid on November 11, 2026. The interim dividend declared in the previous year was 23/- per equity share.

     (in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
Dividend per share (par value 5/- each)
Interim dividend	26.00	–	23.00	26.00	23.00	23.00
Final dividend	–	–	–	–	–	25.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2026	March 31, 2026
ASSETS
Non-current assets
Property, plant and equipment	13,071	12,651
Right of use assets	6,176	6,177
Capital work-in-progress	423	526
Goodwill	14,864	12,117
Other Intangible assets	4,425	2,825
Financial assets
Investments	8,390	8,930
Loans	3	6
Other financial assets	2,621	2,776
Deferred tax assets (net)	2,307	2,264
Income tax assets (net)	1,775	666
Other non-current assets	3,674	3,540
Total non-current assets	57,729	52,478

Current assets
Financial assets
Investments	13,761	12,950
Trade receivables	34,821	35,234
Cash and cash equivalents	24,350	22,201
Loans	239	234
Other financial assets	17,859	15,890
Income tax assets (net)	38	1,835
Other current assets	14,683	15,145
Total current assets	105,751	103,489
Total Assets	163,480	155,967

EQUITY AND LIABILITIES
Equity
Equity share capital	2,026	2,024
Other equity	97,051	90,828
Total equity attributable to equity holders of the Company	99,077	92,852
Non-controlling interests	466	445
Total equity	99,543	93,297

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	4,942	6,016
Other financial liabilities	2,797	2,092
Deferred tax liabilities (net)	1,885	1,679
Other non-current liabilities	732	561
Total non-current liabilities	10,356	10,348

Current liabilities
Financial liabilities
Lease liabilities	3,583	3,160
Trade payables	4,498	4,744
Other financial liabilities	21,162	21,483
Other current liabilities	15,822	15,779
Provisions	1,963	1,512
Income tax liabilities (net)	6,553	5,644
Total current liabilities	53,581	52,322
Total equity and liabilities	163,480	155,967

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2026 and March 31, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2026	2025
Cash flow from operating activities
Profit for the period	15,613	14,300
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	6,478	5,670
Depreciation and amortization	2,605	2,323
Interest and dividend income	(1,277)	(1,554)
Finance cost	235	211
Impairment loss recognized / (reversed) under expected credit loss model	61	34
Exchange differences on translation of assets and liabilities, net	18	573
Stock compensation expense	460	471
Provision for post sale client support	(47)	(97)
Other adjustments	960	658
Changes in assets and liabilities
Trade receivables and unbilled revenue	(325)	(4,395)
Loans, other financial assets and other assets	340	(175)
Trade payables	(359)	(451)
Other financial liabilities, other liabilities and provisions	(688)	2,939
Cash generated from operations	24,074	20,507
Income taxes (paid) / received	(5,116)	(2,996)
Net cash generated by operating activities	18,958	17,511
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles, net of sale proceeds	(1,585)	(1,352)
Deposits placed with corporation	(775)	(683)
Redemption of deposits placed with corporation	515	392
Interest and dividend received	883	1,613
Payment towards acquisition of business, net of cash acquired	(3,238)	(637)
Payment of contingent consideration pertaining to acquisition of business	(27)	(13)
Other receipts	1	14
Payments to acquire Investments
Tax free bonds and government bonds	(345)	(21)
Mutual fund units	(39,313)	(36,091)
Certificates of deposit	(4,827)	(7,149)
Commercial Papers	(2,817)	(2,686)
Non-convertible debentures	(1,332)	(2,639)
Government securities	(717)	(531)
Other Investments	(201)	(22)
Proceeds on sale of Investments
Tax free bonds and government bonds	283	1,284
Mutual fund units	36,788	32,967
Certificates of deposit	8,850	5,857
Commercial Papers	2,575	4,675
Non-convertible debentures	233	1,625
Government securities	1,022	3,265
Other Investments	10	–
Net cash generated / (used in) from investing activities	(4,017)	(132)
Cash flows from financing activities:
Payment of lease liabilities	(1,819)	(1,382)
Payment of dividends	(10,126)	(9,122)
Loan repayment of acquired entities	(812)	–
Payment of dividend to non-controlling interest of subsidiary	(4)	(3)
Shares issued on exercise of employee stock options	2	1
Other payments	(57)	(181)
Net cash used in financing activities	(12,816)	(10,687)
Net increase / (decrease) in cash and cash equivalents	2,125	6,692
Effect of exchange rate changes on cash and cash equivalents	24	685
Cash and cash equivalents at the beginning of the period	22,201	24,455
Cash and cash equivalents at the end of the period	24,350	31,832
Supplementary information:
Restricted cash balance	443	410

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2026 and September 30, 2025 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
Revenue by business segment
Financial Services (1)	13,774	13,463	12,320	27,237	24,116	49,908
Manufacturing	7,913	7,668	7,347	15,581	14,151	29,078
Energy, Utilities, Resources and Services	6,975	6,452	5,945	13,428	11,687	23,818
Retail (2)	5,664	6,172	5,639	11,835	11,290	23,077
Communication (3)	6,150	5,791	5,397	11,941	10,494	21,765
Life Sciences (4)	4,145	3,842	2,863	7,986	5,607	12,267
Hi-Tech	3,332	3,710	3,703	7,042	6,999	13,928
All other segments (5)	1,291	1,113	1,276	2,404	2,425	4,809
Total	49,244	48,211	44,490	97,454	86,769	178,650
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	49,244	48,211	44,490	97,454	86,769	178,650
Segment Profit:
Financial Services (1)	3,644	3,662	3,059	7,305	6,032	12,678
Manufacturing	1,694	1,685	1,752	3,380	3,169	6,444
Energy, Utilities, Resources and Services	1,986	1,576	1,506	3,562	2,943	5,984
Retail (2)	1,707	1,701	1,720	3,408	3,411	7,089
Communication (3)	1,146	1,180	1,017	2,326	1,897	3,861
Life Sciences (4)	631	619	534	1,250	1,087	2,444
Hi-Tech	795	911	763	1,706	1,532	3,228
All other segments (5)	86	75	184	162	409	717
Total	11,689	11,409	10,535	23,099	20,480	42,445
Less: Other Unallocable expenditure*	1,359	1,246	1,182	2,605	2,323	6,191
Add: Unallocable other income	848	984	982	1,832	2,024	4,157
Less: Finance cost	115	119	106	235	211	416
Profit before tax and non-controlling interests	11,063	11,028	10,229	22,091	19,970	39,995

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services.

*	Unallocable expense includes 1,289 crore towards impact of Labour Codes for the year ended March 31, 2026.

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	40,719	39,957	36,907	80,676	72,182	148,819
Profit before exceptional item and tax	10,905	10,161	10,469	21,067	19,130	39,903
Exceptional item - Impact of Labour Codes	–	–	–	–	–	1,146
Profit before tax	10,905	10,161	10,469	21,067	19,130	38,757
Profit for the period	7,893	7,249	7,759	15,142	13,874	29,211

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the stock exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 23, 2026	Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2026, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-yearended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	5,145	5,082	5,076	10,227	10,018	20,158
Cost of sales	3,547	3,482	3,516	7,028	6,933	14,079
Gross profit	1,598	1,600	1,560	3,199	3,085	6,079
Operating expenses	519	528	495	1,048	992	1,994
Operating profit #	1,079	1,072	1,065	2,151	2,093	4,085
Other income, net	89	104	112	193	234	468
Finance cost	12	13	12	25	24	47
Profit before income taxes	1,156	1,163	1,165	2,319	2,303	4,506
Income tax expense	337	343	325	680	654	1,190
Net profit	819	820	840	1,639	1,649	3,316
Earnings per equity share*
Basic (in $ per share)	0.20	0.20	0.20	0.40	0.40	0.81
Diluted (in $ per share)	0.20	0.20	0.20	0.40	0.40	0.80
Total assets	17,060	16,359	18,064	17,060	18,064	16,446
Cash and cash equivalents and current investments	3,977	3,124	5,005	3,977	5,005	3,706

*	EPS is not annualized for the quarter and half year ended September 30, 2026, quarter ended June 30, 2026 and quarter and half year ended September 30, 2025.

#	includes $143 million towards impact of Labour Codes for the year ended March 31, 2026.

Certain statements in this release, including those concerning our future events, future growth prospects, our future financial or operating performance and our offerings and collaborations, are “forward looking statements” intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes, particularly in the United States, our Environmental, Social, Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These filings are available at www.sec.gov. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and half-year ended September 30, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	40,719	39,957	36,907	80,676	72,182	148,819
Other income, net	1,702	874	2,268	2,576	3,151	6,491
Total income	42,421	40,831	39,175	83,252	75,333	155,310
Expenses
Employee benefit expenses	19,100	18,820	18,074	37,919	35,746	73,239
Cost of technical sub-contractors	6,272	6,035	5,613	12,307	10,821	22,388
Travel expenses	471	498	422	969	814	1,596
Cost of software packages and others	2,994	2,922	2,294	5,916	4,511	9,274
Communication expenses	106	101	113	207	212	419
Consultancy and professional charges	556	492	449	1,048	841	1,846
Depreciation and amortisation expense	662	613	595	1,275	1,209	2,394
Finance cost	58	61	52	119	108	207
Other expenses	1,297	1,128	1,094	2,425	1,941	4,044
Total expenses	31,516	30,670	28,706	62,185	56,203	115,407
Profit before exceptional item and tax	10,905	10,161	10,469	21,067	19,130	39,903
Exceptional item
Impact of Labour Codes	-	-	-	-	-	1,146
Profit before tax	10,905	10,161	10,469	21,067	19,130	38,757
Tax expense:
Current tax	3,156	3,041	2,991	6,197	5,752	10,459
Deferred tax	(144)	(129)	(281)	(272)	(496)	(913)
Profit for the period	7,893	7,249	7,759	15,142	13,874	29,211
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(184)	275	(38)	91	(99)	(285)
Equity instruments through other comprehensive income, net	(7)	60	(8)	53	27	397

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(13)	49	–	36	6	(1)
Fair value changes on investments, net	(97)	59	(34)	(38)	88	(26)

Total other comprehensive income/ (loss), net of tax	(301)	443	(80)	142	22	85

Total comprehensive income for the period	7,592	7,692	7,679	15,284	13,896	29,296

Paid-up share capital (par value 5/- each fully paid)	2,029	2,028	2,077	2,029	2,077	2,027
Other Equity*	78,847	78,847	85,256	78,847	85,256	78,847
Earnings per equity share (par value 5 /- each)**
Basic (in per share)	19.45	17.87	18.68	37.32	33.40	70.87
Diluted (in per share)	19.44	17.86	18.66	37.29	33.36	70.78

*	Balances for the quarter and half year ended September 30, 2026 and quarter ended June 30, 2026 represent balances as per the audited Balance Sheet as at March 31, 2026 and balances for the quarter and half year ended September 30, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2026, quarter ended June 30, 2026 and quarter and half year ended September 30, 2025.

1. Notes

a) The audited interim condensed standalone financial statements for the quarter and half year ended September 30, 2026 have been taken on record by the Board of Directors at its meeting held on October 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. Those interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 23, 2026, based on the recommendations of the Nomination and Remuneration Committee approved the grant of 9,640 Restricted Stock Units (RSUs) under the 2015 Incentive Compensation Plan ('2015 Plan') to eligible employees. The grants made under the 2015 Plan would vest equally over a period of three years. The RSUs will be granted w.e.f November 1, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter and half year ended September 30, 2026

The Board of Directors declared an interim dividend of 26/- per equity share. The record date for the payment is November 3, 2026. The interim dividend will be paid on November 11, 2026. The interim dividend declared in the previous year was 23/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
Dividend per share (par value 5/- each)
Interim dividend	26.00	–	23.00	26.00	23.00	23.00
Final dividend	–	–	–	–	–	25.00

3. Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	September 30, 2026	March 31, 2026
ASSETS
Non-current assets
Property, plant and equipment	11,052	10,774
Right of use assets	2,863	2,851
Capital work-in-progress	403	512
Goodwill	211	211
Financial assets
Investments	25,378	26,036
Loans	2	5
Other financial assets	2,197	1,835
Deferred tax assets (net)	1,458	1,347
Income tax assets (net)	1,146	99
Other non-current assets	2,695	2,590
Total non-current assets	47,405	46,260

Current assets
Financial assets
Investments	12,819	12,039
Trade receivables	29,417	30,337
Cash and cash equivalents	14,930	8,727
Loans	179	189
Other financial assets	16,799	14,770
Income tax assets (net)	–	1,745
Other current assets	11,984	12,624
Total current assets	86,128	80,431
Total assets	133,533	126,691

EQUITY AND LIABILITIES
Equity
Equity share capital	2,029	2,027
Other equity	84,459	78,847
Total equity	86,488	80,874

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2,632	2,815
Other financial liabilities	2,244	1,880
Deferred tax liabilities (net)	814	990
Other non-current liabilities	617	495
Total non - current liabilities	6,307	6,180

Current liabilities
Financial liabilities
Lease liabilities	998	934
Trade payables
Total outstanding dues of micro enterprises and small enterprises	2	9
Total outstanding dues of creditors other than micro enterprises and small enterprises	3,516	3,530
Other financial liabilities	16,530	16,812
Other current liabilities	12,451	12,478
Provisions	1,340	1,064
Income tax liabilities (net)	5,901	4,810
Total current liabilities	40,738	39,637
Total equity and liabilities	133,533	126,691

The disclosure is an extract of the audited Balance Sheet as at September 30, 2026 and March 31, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Half-year ended September 30,
	2026	2025
Cash flow from operating activities:
Profit for the period	15,142	13,874
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and Amortization	1,275	1,209
Income tax expense	5,925	5,256
Impairment loss recognized / (reversed) under expected credit loss model	58	64
Finance cost	119	108
Interest and dividend income	(2,033)	(2,702)
Stock compensation expense	409	419
Provision for post sale client support	(12)	(103)
Exchange differences on translation of assets and liabilities, net	23	324
Other adjustments	695	370
Changes in assets and liabilities
Trade receivables and unbilled revenue	(716)	(4,047)
Loans, other financial assets and other assets	(274)	(438)
Trade payables	(21)	84
Other financial liabilities, other liabilities and provisions	378	2,191
Cash generated from operations	20,968	16,609
Income taxes (paid) / received	(4,406)	(2,145)
Net cash generated by operating activities	16,562	14,464
Cash flow from investing activities:
Expenditure on property, plant and equipment , net of sale proceeds	(1,188)	(1,108)
Deposits placed with corporation	(563)	(515)
Redemption of deposits placed with corporation	329	313
Interest and dividend received	703	1,324
Dividend received from subsidiary	957	1,398
Loan repaid by subsidiaries	–	10
Payment of contingent consideration pertaining to acquisition of business	(22)	(13)
Investment in subsidiaries	(120)	(785)
Payments to acquire investments
Mutual fund units	(35,286)	(32,639)
Commercial papers	(2,768)	(2,331)
Certificates of deposit	(4,706)	(6,457)
Tax free bonds and government bonds	(251)	–
Government Securities	(717)	(531)
Non-convertible debentures	(1,263)	(2,360)
Other investments	(71)	(1)
Proceeds on sale of investments
Mutual fund units	33,178	29,792
Commercial papers	2,550	4,300
Certificates of deposit	8,425	5,207
Non-convertible debentures	100	1,360
Government Securities	922	3,165
Tax free bonds and government bonds	224	1,269
Other investments	7	–
Net cash (used in) / generated from investing activities	440	1,398
Cash flow from financing activities:
Payment of lease liabilities	(634)	(445)
Shares issued on exercise of employee stock options	2	1
Other payments	(42)	(93)
Payment of dividends	(10,146)	(9,142)
Net cash used in financing activities	(10,820)	(9,679)
Net increase / (decrease) in cash and cash equivalents	6,182	6,183
Effect of exchange rate changes on cash and cash equivalents	21	(39)
Cash and cash equivalents at the beginning of the period	8,727	14,265
Cash and cash equivalents at the end of the period	14,930	20,409
Supplementary information:
Restricted cash balance	65	56

The disclosure is an extract of the audited Statement of Cash flows for the half year ended September 30, 2026 and September 30, 2025 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2026.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 23, 2026	Chief Executive Officer and Managing Director

Certain statements in this release, including those concerning our future events, future growth prospects, our future financial or operating performance and our offerings and collaborations, are “forward looking statements” intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes, particularly in the United States, our Environmental, Social, Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These filings are available at www.sec.gov. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2026	2026	2025
	Audited	Audited	Audited
Revenue from operations	49,244	97,454	44,490
Profit before tax	11,063	22,091	10,229
Profit for the period	7,838	15,613	7,375
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	7,754	15,900	8,157

Profit attributable to:
Owners of the company	7,823	15,592	7,364
Non-controlling interests	15	21	11
	7,838	15,613	7,375

Total comprehensive income attributable to:
Owners of the company	7,733	15,875	8,140
Non-controlling interests	21	25	17
	7,754	15,900	8,157

Paid-up share capital (par value 5/- each fully paid)	2,026	2,026	2,074
Other equity *#	90,828	90,828	93,745
Earnings per share (par value 5/- each)**
Basic (in per share)	19.32	38.51	17.76
Diluted (in per share)	19.30	38.46	17.74

*	Balances for the quarter and half year ended September 30, 2026 represent balances as per the audited Balance Sheet as at March 31, 2026 and balances for the quarter ended September 30, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2026 and quarter ended September 30, 2025.
#	Excludes non-controlling interest

1. Notes

a) The audited interim condensed consolidated financial statements for the quarter and half year ended September 30, 2026 have been taken on record by the Board of Directors at its meeting held on October 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 23, 2026, based on the recommendations of the Nomination and Remuneration Committee approved the grant of 9,640 Restricted Stock Units (RSUs) under the 2015 Incentive Compensation Plan ('2015 Plan') to eligible employees. The grants made under the 2015 Plan would vest equally over a period of three years. The RSUs will be granted w.e.f November 1, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter and half year ended September 30, 2026

The Board of Directors declared an interim dividend of 26/- per equity share. The record date for the payment is November 3, 2026. The interim dividend will be paid on November 11, 2026. The interim dividend declared in the previous year was 23/- per equity share.

  (in )

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2026	2026	2025
Dividend per share (par value 5/- each)
Interim dividend	26.00	26.00	23.00

3. Audited financial results of Infosys Limited (Standalone information)

  (in crore)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2026	2026	2025
	Audited	Audited	Audited
Revenue from operations	40,719	80,676	36,907
Profit before tax	10,905	21,067	10,469
Profit for the period	7,893	15,142	7,759

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 23, 2026	Chief Executive Officer and Managing Director

Certain statements in this release, including those concerning our future events, future growth prospects, our future financial or operating performance and our offerings and collaborations, are “forward looking statements” intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes, particularly in the United States, our Environmental, Social, Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These filings are available at www.sec.gov. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.